UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

System1, Inc.
(Name of Issuer)
Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

87200P109
(CUSIP Number)

CEE Holdings Trust
c/o Jackson Hole Trust Company
185 W. Broadway, Suite 101
Jackson Hole, Wyoming 83001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109

1.	Names of Reporting Persons CEE Holdings Trust (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,043,238 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,043,238 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by CEE Holdings Trust (the “Reporting Person”). Jackson Hole Trust Company is the trustee of the Reporting Person and has sole power to vote and dispose the securities reported herein. The Reporting Person is a trust established for the benefit of Charles Ursini, the Issuer’s co-founder, President & Chief Operating Officer and a member of the Company’s Board of Directors.
(2)	Consists of (i) 8,218,631 shares of Class A Common Stock held directly by the Reporting Person, (ii) 3,415,262 Class B Units of S1 Holdco, LLC (“S1 Holdco”), a subsidiary of the Issuer, and the corresponding same number of shares of Class C Common Stock of the Issuer, in each case, held directly by the Reporting Person, and (iii) Public Warrants to purchase 1,409,345 shares of Class A Common Stock held directly by the Reporting Person.
(3)
This percentage is calculated based upon 69,263,518 shares of Class A Common Stock outstanding as of June 17, 2024, as provided to us by the Issuer, plus the 1,409,345 shares of Class A Common Stock issuable upon exercise of the Public Warrants by the Reporting Person and the 3,415,262 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer), in each case, held by the Reporting Person. The Class B Units of S1 Holdco do not have voting rights, but holders of Class B Units own a corresponding number of shares of Class C Common Stock of the Issuer, which have voting rights and vote together with the shares of Class A Common Stock. The voting power held by the Reporting Person, based upon all outstanding Class C Common Stock voting as a class with the Class A Common Stock, is 14.4%. As of June 17, 2024, there were 21,203,676 shares of Class C Common Stock outstanding, as provided to us by the Issuer.

Explanatory Note

On June 17, 2024,CEE Holdings Trust, a trust established for the benefit of Mr. Charles Ursini, the Company's Co-Founder, President/COO and a member of the Board of Directors, (the “Reporting Person”) previously filed with the Securities and Exchange Commission (“SEC”) on February 22, 2024 a Schedule 13G. As a result of the purchase by the Reporting Person on June 17, 2024 of (i) 4,775,000 shares of Class A Common Stock from Lone Star Friends Trust, a trust established for the benefit of Mr. Michael Blend, the Company's Co-Founder, CEO and Chairman of the Board of Directors, and (ii) 725,000 shares of Class A Common Stock directly from Mr. Blend, the Reporting Person acquired greater than 2% beneficial ownership interest and no longer qualifies to file a Schedule 13G under Rule 13d-1(d), and hereby amends the initial Schedule 13G with this Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share of System1, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 4235 Redwood Avenue, Marina Del Rey, CA 90066.

Item 2. Identity and Background

(a) This Schedule 13D is filed by CEE Holdings Trust.

(b) The principal business office of the Reporting Person is c/o Jackson Hole Trust Company, 185 W. Broadway, Suite 101, Jackson Hole, Wyoming 83001.

(c) The Reporting Person is a trust for the benefit of Mr. Charles Ursini, the Company's Co-Founder, President/COO and a member of the Board of Directors. The trustee of the Reporting Person is Jackson Hole Trust Company, a Wyoming corporation engaged in providing trust services to families.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person was organized under the laws of the state of Wyoming.

Item 3. Source and Amount of Funds or Other Consideration

On June 17, 2024, the Reporting Person, a trust established for the benefit of Mr. Charles Ursini, the Company's Co-Founder, President/COO and a member of the Board of Directors, purchased (i) 4,775,000 shares of Class A Common Stock from The Lone Star Friends Trust (the “LSFT Shares”), a trust established for the benefit of Mr. Michael Blend, the Company's Co-Founder, CEO and Chairman of the Board of Directors, and (ii) 725,000 shares of Class A Common Stock directly from Mr. Blend (the “Blend Shares”, and, together with the LSFT Shares, collectively the “Purchased Stock”), in each, in a privately negotiated arm's length transaction, that was not conducted through the exchange on which the Issuer's publicly traded securities are listed, at an agreed upon price of $1.50 per share (the “Stock Purchase”). In connection with the Stock Purchase the parties entered into those certain Purchase Agreements, Secured Promissory Notes and Stock Pledge and Security Agreements dated June 17, 2024 (the “Sale Documents”) and Option Letters dated June 17, 20254. Pursuant to the terms of the Sale Documents, the Reporting Person (i) paid for the purchase price by issuing secured promissory notes to each of Lone Star Friends Trust (“LFST”) and Mr. Michael Blend, in the amount of the purchase price for the LSFT Shares and the Blend Shares, respectively, which promissory notes are secured by such shares, and (ii) provided each of LFST and Mr. Blend the option to repurchase the LSFT Shares and the Blend Shares, respectively, for a period of four (4) years following the purchase date for the lesser of (x) the then applicable fair market value of the Purchased Stock and (y) $1.50 per share, (the “Option”) in the event that (a) the Reporting Person breaches its obligations under any of the Sale Documents, (b) Mr. Ursini becomes incapacitated, or (c) Mr. Ursini resigns from full-time employment with the Issuer. The Option lapses as to 1/4 of the shares subject to the Option in four equal annual installments commencing June 17, 2025.

During the prior 60 days to the filing of this Schedule 13D, the Reporting Person purchased the following shares of common stock in the open market pursuant to a 10b-51 trading plan previously adopted by the Reporting Person as follows:

Date	Shares Sold	Weighted Average Price
May 21, 2024	21,423	$1.44
May 22, 2024	17,389	$1.44
May 23, 2024	32,061	$1.44
May 24, 2024	19,399	$1.43
May 28, 2024	40,238	$1.43
May 29, 2024	25,179	$1.45
May 30, 2024	40,238	$1.39
May 31, 2024	40,283	$1.34
June 3, 2024	44,395	$1.43
June 4, 2024	44,395	$1.42
June 5, 2024	44,395	$1.42
June 6, 2024	27,098	$1.44
June 7, 2024	20,404	$1.44
June 10, 2024	12,904	$1.43
June 14, 2024	17	$1.45
June 17, 2024	30,950	$1.44

Item 4. Purpose of Transaction

The disclosure set forth in Item 3 is incorporated into this Item 4 by reference.

The acquisitions of Issuer securities made by the Reporting Person as described in this Schedule 13D were for investment purposes. The Reporting Person intends to review its investments in the Issuer on a continuing basis and any actions the Reporting Person might undertake will be dependent upon its review of numerous factors from time to time, including, but not limited to an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, money market, stock market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; trust needs and other future developments. Depending on these factors, the Reporting Person may purchase additional securities of the Issuer from time to time, or may dispose of all or a portion of its securities of the Issuer, in open market or private transactions, at any time. The Reporting Person reserves the right to increase or decrease its holdings on such terms and at such times as it may decide.

Other than as described above in Item 3 and this Item 4, Reporting Person does not have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) See the cover page of this filing, which is incorporated herein by reference.

(b) Jackson Hole Trust Company, as trustee of the Reporting Person, has the sole power to vote and dispose the securities reported herein.

(b) Except as described in Item 3, the Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(c) No other person is known to have the right to receive (other than trust beneficiaries) or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any of the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 above is incorporated herein.

LSFT Stock Purchase Agreement

On June 17, 2024, the Reporting Person and LFST entered into a Stock Purchase Agreement (the “LSFT Stock Purchase Agreement”), pursuant to which the Reporting Person agreed to purchase the LSFT Shares from LFST Star Friends Trust for $1.50 per share as described in Item 3 above.

The foregoing description of the LSFT Stock Purchase Agreement, does not purport to be complete and is qualified in its entirety by reference to the LSFT Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Blend Stock Purchase Agreement

On June 17, 2024, the Reporting Person and Mr. Michael Blend entered into a Stock Purchase Agreement (the “Blend Stock Purchase Agreement”), pursuant to which the Reporting Person agreed to purchase the Blend Shares from Mr. Michael Blend for $1.50 per share as described in Item 3 above.

The foregoing description of the Blend Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Blend Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

LSFT Stock Pledge and Security Agreement and Promissory Note

On June 17, 2024, the Reporting Person and LFST entered into a Stock Pledge and Security Agreement and Promissory Note (the “LSFT Pledge Agreement and Promissory Note”), pursuant to which the Reporting Person issued a secured promissory note to LFST, in the amount of the purchase price for the LSFT Shares, which promissory note is secured by the LSFT Shares.

The foregoing description of the LSFT Pledge Agreement and Promissory Note does not purport to be complete and is qualified in its entirety by reference to the LSFT Pledge Agreement and Promissory Note, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Blend Stock Pledge and Security Agreement and Promissory Note

On June 17, 2024, the Reporting Person and Mr. Michael Blend entered into a Stock Pledge and Security Agreement and Promissory Note (the “Blend Pledge Agreement and Promissory Note”), pursuant to which the Reporting Person issued a secured promissory note into Mr. Michael Blend, in the amount of the purchase price for the Blend Shares, which promissory note is secured by the Blend Shares.

The foregoing description of the Blend Pledge Agreement and Promissory Note does not purport to be complete and is qualified in its entirety by reference to the Blend Pledge Agreement and Promissory Note, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

LSFT Option Letter Agreement

On June 17, 2024, the Reporting Person and LFST entered into an Option Letter Agreement (the “LSFT Option Letter Agreement”), pursuant to which the Reporting Person provided LFST the option to repurchase the LSFT Shares as described in Item 3 above.

The foregoing description of the LSFT Option Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the LSFT Option Letter Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

Blend Option Letter Agreement

On June 17, 2024, the Reporting Person and Mr. Michael Blend entered into an Option Letter Agreement (the “Blend Option Letter Agreement”), pursuant to which the Reporting Person provided Mr. Michael Blend the option to repurchase the Blend Shares as described in Item 3 above.

The foregoing description of the Bend Option Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Blend Option Letter Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated herein by reference.

Item 7. Exhibits

1.	Stock Purchase Agreement, Stock Pledge and Security Agreement and Promissory Note, dated as of June 17, 2024, by and between The Lone Star Friends Trust and CEE Holding Trust.
2.	Stock Purchase Agreement, Stock Pledge and Security Agreement and Promissory Note, dated as of June 17, 2024, by and between Michael Blend and CEE Holding Trust.
3.	Option Letter Agreement, dated as of June 17, 2024, by and between The Lone Star Friends Trust and CEE Holding Trust.
4.	Option Letter Agreement, dated as of June 17, 2024, by and between Michael Blend and CEE Holding Trust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2024

CEE HOLDINGS TRUST
By: Jackson Hole Trust Company, Trustee

By:	/s/ Brittany Gale
Name: Brittany Gale
Title: Senior Trust Officer of Jackson Hole Trust Company